UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

National Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number)

Dan Asher

111 W. Jackson Blvd., Suite 2220

Chicago, Illinois 60604

(312) 692-5009

with copies to:

Andrew Freedman, Esq.

Sebastian Alsheimer, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Sphinx Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,298,032 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,298,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,032 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*
14	TYPE OF REPORTING PERSON

PN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

2

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Oakmont Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,298,032 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,298,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,298,032 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.55%*
14	TYPE OF REPORTING PERSON

OO

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

3

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,552,469 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,552,469 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,552,469 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.43%*
14	TYPE OF REPORTING PERSON

PN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

4

CUSIP No. 636375206

1	NAME OF REPORTING PERSON

Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,850,501 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

2,850,501 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,850,501 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.98%*
14	TYPE OF REPORTING PERSON

IN

* This percentage is based upon 13,584,593 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 8/13/2020.

5

CUSIP No. 636375206

Explanatory Note

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held by each of Sphinx and Equitec were purchased with Mr. Asher’s personal funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,298,032 shares of Common Stock held by Sphinx is $4,189,258, excluding brokerage commissions. The aggregate purchase price of the 1,552,469 shares of Common Stock held by Equitec is $4,652,848, excluding brokerage commissions. 382,530 shares of Common Stock owned by Equitec were originally purchased by Equitec Specialists, LLC, an affiliate of Equitec also controlled by Mr. Asher, in 2019 and transferred to Equitec Proprietary Markets on March 30, 2020 for no consideration.

Item 5.	Interest in Securities of Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,584,593 shares of Common Stock outstanding as of July 31, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020.

A.	Sphinx

(a)	As of the date hereof, Sphinx beneficially owned 1,298,032 shares of Common Stock

Percentage: Approximately 9.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,298,032

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,298,032

(c)	Sphinx has not entered into any transactions in the shares of Common Stock during the past 60 days.

B.	Oakmont

(a)	As the general partner of Sphinx, Oakmont may be deemed to beneficially own the 1,298,032 shares of Common Stock owned by Sphinx.

Percentage: Approximately 9.55%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,298,032

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,298,032

6

CUSIP No. 636375206

(c)	Oakmont has not entered into any transactions in the shares of Common Stock during the past 60 days.

C.	Equitec

(a)	As of the date hereof, Equitec beneficially owned 1,552,469 shares of Common Stock

Percentage: Approximately 11.43%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,552,469

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,552,469

(c)	The transactions in the shares of Common Stock by Equitec during the past 60 days are set forth on Schedule A and incorporated herein by reference.

D.	Mr. Asher

(a)	As the President of Oakmont and the 50% owner of Equitec, Mr. Asher may be deemed to beneficially own the (i) 1,298,032 shares of Common Stock owned by Sphinx and (ii) 1,552,469 shares of Common Stock owned by Equitec.

Percentage: Approximately 20.98%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,850,501

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,850,501

(c)	Mr. Asher has not entered into any transaction in the shares of Common Stock during the past 60 days except for those transactions in the shares of Common Stock made by Equitec on behalf of Mr. Asher during the past 60 days that are set forth on Schedule A and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

7

CUSIP No. 636375206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2020

Sphinx Trading, LP

By:	Oakmont Investments, LLC, its general partner

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	President

Oakmont Investments, LLC

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	President

Equitec Proprietary Markets, LLC

By:	/s/ Daniel Asher
	Name:	Daniel Asher
	Title:	Authorized Signatory

/s/ Daniel Asher
Daniel Asher

8

CUSIP No. 636375206

SCHEDULE A

Transactions in the Shares of Common Stock of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Equitec Proprietary Markets, LLC

Purchase of Common Stock	252	2.6210	11/13/2020
Purchase of Common Stock	145,095	2.5433	11/13/2020
Purchase of Common Stock	38,732	2.5300	11/13/2020
Purchase of Common Stock	1,910	2.6000	11/16/2020
Purchase of Common Stock	7,700	2.6640	11/16/2020